

July 3, 2014

Via E-mail
Jim Ennis
Chief Executive Officer
Beta Music Group, Inc.
160 East 65th Street
New York, NY 10065

    Re: **Beta Music Group, Inc.**
            Amendment No. 2 to Form 10-K for the Year Ended December 31, 2013
            Filed June 26, 2014
            Form 10-Q for the Quarter Ended March 31, 2014
            File No. 000-53729

Dear Mr. Ennis:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

The Business, page 1

1.   We note that in December 2013 USave acquired from Viewpon Holdings the exclusive worldwide licensing rights to operate and sell services and products available on Viewpon's digital media platform. In this regard, please disclose the consideration paid for these licensing rights. Tell us how you accounted for the licensing rights. Refer to your basis in accounting literature.

Jim Ennis
Beta Music Group, Inc.
July 3, 2014
Page 2

<u>Effect of Environmental Laws, page 5</u>

2.   We note your response to comment 5, where you state that environmental laws do not affect your business. Please remove this section of disclosure from your filing if it is not material to your operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director